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FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Statement by Holding Company Claiming Exemption Under
Rule U-2 from the Provisions of the Public
Utility Holding Company Act of 1935

INTERMOUNTAIN INDUSTRIES, INC.
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

FEBRUARY 27, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2	FILE NO. 0-8763

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

INTERMOUNTAIN INDUSTRIES, INC.
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

        1.     Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest.

          (a)   Intermountain Industries, Inc. ("the Company") is incorporated under the laws of the State of Idaho, with its principal office in Boise, Idaho. It is a holding company and neither owns nor operates any physical properties. The Company is the owner of all of the outstanding common stock of its subsidiaries, Intermountain Gas Company, III Exploration Company, InterWest Capital, Inc., and III Argentina Company.

          (b)   Century Partners—Idaho Limited Partnership ("Century Partners—Idaho") is a limited partnership organized under the laws of the State of Idaho, with its principal offices in Darien, Connecticut. It was organized primarily to hold the outstanding securities of the Company and any successor corporation. Century Partners—Idaho has no operations other than investing in the securities of the Company.

          (c)   Intermountain Gas Company ("Intermountain"), incorporated under the laws of the State of Idaho, is a natural gas distribution company engaged in the transmission, transportation and sale of natural gas solely within the State of Idaho, primarily in the Snake River Valley.

          (d)   III Exploration Company ("Exploration") was incorporated in October 1992 under the laws of the State of Idaho. Exploration was formed for the purpose of exploring for and developing natural gas and oil deposits. In December of 2000, Exploration completed the acquisition of 100% of the stock of Petroglyph Energy, Inc. ("Petroglyph"). Petroglyph is an Idaho corporation organized to acquire, explore for, produce and sell oil and natural gas. On September 29, 2001, Exploration entered into a transaction in which virtually all of the oil and gas property and equipment was transferred to III Exploration II Limited Partnership ("Exploration Partnership"). Petroglyph is the sole general partner and the Class A Limited Partner of Exploration Partnership. As the sole general partner, Petroglyph exercises control over the operations and governance of Exploration Partnership. Industries is a Class B Limited Partner of Exploration Partnership. Exploration Partnership is consolidated into Exploration.

          (e)   InterWest Capital, Inc. ("InterWest") was incorporated under the laws of the State of Idaho in December 1990 for the purpose of investing in non-energy related assets, principally in the Rocky Mountain and Intermountain areas.

          (f)    III Argentina Company ("Argentina") was incorporated under the laws of the State of Idaho in October 1992. Argentina and its subsidiary, GISA, were formed for the purpose of participating in the privatization of certain natural gas distribution companies by the Argentine government. On November 30, 1992, the Company filed with the Securities and Exchange Commission the applicable certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935. The Company did not acquire any of the Argentine properties and neither Argentina nor GISA have any operations or property.

        2.     A brief description of the properties of the claimant and its subsidiary public utility company used for the generation, transmission, and distribution of electric energy for sale or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiary are organized and all transmission lines or pipelines which deliver or receive electric energy or gas at the borders of such State.

          (a)   Claimant neither owns nor operates any physical properties.

          (b)   Intermountain's properties, used for the transmission and distribution of natural gas, are located solely within the State of Idaho. As of December 31, 2003, such property included office buildings, warehouses, and approximately 9,500 miles of transmission, distribution, and service lines which connect with the transmission system of Intermountain's pipeline supplier to 253,000 meters installed on customer premises. In addition, Intermountain owns and operates a liquefied natural gas ("LNG") peak-shaving plant which includes liquefaction, storage, and regasification facilities. The facility has a total LNG storage capacity of 6,000,000 therms which can be regasified at a rate of 600,000 therms per day.

          (c)   Neither the claimant nor its subsidiary public utility company owns, operates or uses any generating station, transmission lines, producing fields, or electric or gas distribution facilities outside the State in which it is organized, nor any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of any such State.

        3.     The following information for the last fiscal year with respect to claimant and its subsidiary public utility company:

          (a)   Number of kWh of electric energy sold (at retail or wholesale) and therms of natural or manufactured gas distributed at retail:

      Electric Sales—None

      Natural Gas Distributed or Transported—457,190,000 Therms

          (b)   Number of kWh of electric energy and therms of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

      None

          (c)   Number kWh of electric energy and therms of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

      None

          (d)   Number of kWh of electric energy and therms of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

      Electric energy purchased—None

      Natural gas purchased—243,963,000 Therms

        4.     The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a)   Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None

          (b)   Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None

          (c)   Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None

          (d)   Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None

          (e)   Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement.

      None

EXHIBIT A

        A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year are attached.

EXHIBIT B

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      None

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 2004.

INTERMOUNTAIN INDUSTRIES, INC.
Attest:	By	/s/ PAUL R. POWELL Paul R. Powell Senior Vice President and Chief Financial Officer
/s/ JAMES E. SIMMERMAN James E. Simmerman Assistant Secretary and Assistant Treasurer
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
Attest:	By	/s/ RICHARD HOKIN Richard Hokin General Partner
/s/ MARK R. GELFELD Mark R. Gelfeld Controller

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

  Paul R. Powell
  Senior Vice President and Chief Financial Officer
  Intermountain Industries, Inc.
  PO Box 7608
  Boise, ID 83707-1608

EXHIBIT A

(Pages 1 through 7)

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
OPERATING REVENUES	$—	$176,636
COST OF SALES	—	113,068

GROSS MARGIN	—	63,568

OPERATING EXPENSES:
Operation and maintenance	836	33,472
Depreciation, amortization and depletion	—	13,200
General taxes	—	3,383

	836	50,055

OPERATING INCOME	(836)	13,513

OTHER INCOME (EXPENSE), NET:
Equity in earnings of subsidiary companies	5,236	—
Other, net	882	(105)

	6,118	(105)

GROSS INCOME	5,282	13,408
INTEREST CHARGES	539	4,522

NET INCOME BEFORE TAXES	4,743	8,886
INCOME TAX EXPENSE (BENEFIT)	(227)	3,018

NET INCOME BEFORE MINORITY INTEREST	4,970	5,868
MINORITY INTEREST	—	—

INCOME BEFORE DISCONTINUED OPERATIONS	4,970	5,868
Gain on disposal of assets	—	—

NET INCOME	4,970	5,868

Less dividends on common stock	3,009	6,500
Other comprehensive income	(3,174)	—
RETAINED EARNINGS AND OTHER COMPREHENSIVE INCOME—DECEMBER 31, 2002	132,982	52,613

RETAINED EARNINGS AND OTHER COMPREHENSIVE INCOME—DECEMBER 31, 2003	$131,769	$51,981

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclassifications and Eliminations	Consolidated
$24,311	$141	$—	$201,088	$(141)	$200,947
9,968	—	—	123,036	—	123,036

14,343	141	—	78,052	(141)	77,911

—	139	—	34,447	(141)	34,306
3,489	—	—	16,689	—	16,689
1,322	—	—	4,705	—	4,705

4,811	139	—	55,841	(141)	55,700

9,532	2	—	22,211	—	22,211

—	—	3,641	8,877	(8,877)	—
410	(2,450)	19	(1,244)	—	(1,244)

410	(2,450)	3,660	7,633	(8,877)	(1,244)

9,942	(2,448)	3,660	29,844	(8,877)	20,967
874	(10)	—	5,925	—	5,925

9,068	(2,438)	3,660	23,919	(8,877)	15,042
1,400	(928)	—	3,263	—	3,263

7,668	(1,510)	3,660	20,656	(8,877)	11,779
(7,112)	—	—	(7,112)	—	(7,112)

556	(1,510)	3,660	13,544	(8,877)	4,667
322	—	—	322	—	322

878	(1,510)	3,660	13,866	(8,877)	4,989

4,786	—	—	14,295	(13,489)	806
(2,777)	—	—	(5,951)	2,777	(3,174)
2,960	(6,519)	98,110	280,146	(147,164)	132,982

$(3,725)	$(8,029)	$101,770	$273,766	$(139,775)	$133,991

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—ASSETS
DECEMBER 31, 2003

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
PROPERTY, PLANT, AND EQUIPMENT:
Utility plant	$—	$338,236
Less accumulated depreciation	—	175,874

	—	162,362

Oil and gas property	—	6
Less accumulated depreciation & depletion	—	6

	—	—

INVESTMENTS AND OTHER ASSETS:
Investment in affiliates	116,686	—
Other	1,486	323

	118,172	323

CURRENT ASSETS:
Cash and temporary cash investments	871	1,037
Notes receivable from affiliates	50,000	—
Accounts receivable, less reserves	—	21,569
Accounts receivable from affiliates	4,123	145
Cost of gas delivered but unbilled	—	11,411
Natural gas in storage	—	3,917
Materials and supplies	—	1,335
Income tax receivable	—	—
Prepayments	—	760
Deferred gas costs	—	3,630
Fair value of hedging instruments	—	2,920

	54,994	46,724

DEFERRED CHARGES:
Unamortized debt expense	—	1,078
Deferred income taxes	—	—
Other	1,832	3

	1,832	1,081

	$174,998	$210,490

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclassifications and Eliminations	Consolidated
$—	$—	$—	$338,236	$—	$338,236
—	—	—	175,874	—	175,874

—	—	—	162,362	—	162,362

110,986	15	—	111,007	—	111,007
22,958	15	—	22,979	—	22,979

88,028	—	—	88,028	—	88,028

—	—	98,583	215,269	(215,269)	—
628	—	—	2,437	—	2,437

628	—	98,583	217,706	(215,269)	2,437

780	243	3	2,934	—	2,934
—	—	—	50,000	(50,000)	—
4,077	353	—	25,999	—	25,999
—	32	—	4,300	(4,300)	—
—	—	—	11,411	—	11,411
65	—	—	3,982	—	3,982
866	—	—	2,201	—	2,201
1,043	78	—	1,121	—	1,121
97	—	—	857	—	857
—	—	—	3,630	—	3,630
—	—	—	2,920	—	2,920

6,928	706	3	109,355	(54,300)	55,055

—	—	—	1,078	—	1,078
21,082	5,216	—	26,298	—	26,298
—	—	—	1,835	—	1,835

21,082	5,216	—	29,211	—	29,211

$116,666	$5,922	$98,586	$606,662	$(269,569)	$337,093

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—CAPITALIZATION AND LIABILITIES
DECEMBER 31, 2003

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
CAPITALIZATION:
Common stock	$3,865	$1,513
Note receivable from shareholder	(400)	—
Premium on common stock	—	14,809
Treasury stock, at cost	(1,855)	—
Other comprehensive income	(4,617)	—
Retained earnings	136,386	51,981

	133,379	68,303
Long-term debt	26,121	76,500

	159,500	144,803

PARTNERS' CAPITAL	—	—

MINORITY INTEREST	—	—

CURRENT LIABILITIES:
Notes payable to affiliates	—	—
Accounts payable	270	32,355
Accounts payable to affiliates	210	3,352
Interest	61	1,233
General taxes	—	4,079
Income taxes	2,850	574
Fair value of hedging instruments	—	—
Other current liabilities	—	235

	3,391	41,828

DEFERRED CREDITS:
Deferred income taxes	4,473	8,766
Unamortized investment tax credits	—	5,672
Regulatory liability—deferred income taxes	—	2,253
Customer advances for construction	—	2,229
Asset retirement obligation	—	—
Other	7,634	4,939

	12,107	23,859

	$174,998	$210,490

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclassifications and Eliminations	Consolidated
$7,550	$1	$—	$12,929	$(12,929)	$—
—	—	—	(400)	400	—
38,636	13,950	—	67,395	(67,395)	—
—	—	—	(1,855)	1,855	—
(3,895)	—	—	(8,512)	8,512	—
170	(8,029)	—	180,508	(180,508)	—

42,461	5,922	—	250,065	(250,065)	—
—	—	—	102,621	—	102,621

42,461	5,922	—	352,686	(250,065)	102,621

—	—	98,586	98,586	(679)	97,907

7,961	—	—	7,961	35,475	43,436

50,000	—	—	50,000	(50,000)	—
6,121	—	—	38,746	—	38,746
738	—	—	4,300	(4,300)	—
—	—	—	1,294	—	1,294
83	—	—	4,162	—	4,162
—	—	—	3,424	—	3,424
6,654	—	—	6,654	—	6,654
—	—	—	235	—	235

63,596	—	—	108,815	(54,300)	54,515

—	—	—	13,239	—	13,239
—	—	—	5,672	—	5,672
—	—	—	2,253	—	2,253
—	—	—	2,229	—	2,229
2,523	—	—	2,523	—	2,523
125	—	—	12,698	—	12,698

2,648	—	—	38,614	—	38,614

$116,666	$5,922	$98,586	$606,662	$(269,569)	$337,093

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2003

1.
Minority shareholders hold 26.7% of the Company's outstanding common stock.

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EXHIBIT A (Pages 1 through 7)
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2003 (Thousands of Dollars) (Unaudited)
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP CONSOLIDATING BALANCE SHEET—ASSETS DECEMBER 31, 2003 (Thousands of Dollars) (Unaudited)
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP CONSOLIDATING BALANCE SHEET—CAPITALIZATION AND LIABILITIES DECEMBER 31, 2003 (Thousands of Dollars) (Unaudited)
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP NOTES TO CONSOLIDATING FINANCIAL STATEMENTS DECEMBER 31, 2003